SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 19th, 2019

DATE, TIME AND PLACE: December 19th, 2019, at 11.30 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Norte, 12° floor, room 1212, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Raimondo Zizza, either in person or by means of audio or videoconference, as provided in paragraph 2nd, Article 25 of the Company’s By-laws. It shall be registered (i) the partial absence of Mr. Carlo Nardello during the discussions of item (5) of the Agenda, between 12.10 a.m. and 12.20 a.m., and (ii) the justified absence of Messrs. Agostino Nuzzolo and Pietro Labriola.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To resolve on the Payment Proposal of the Interest on Shareholders’ Equity (“IE”) of the Company; (4) To acknowledge on the liability management’s operations; (5) To resolve on the conditions of loan agreement to be executed by the subsidiary of the Company, TIM S.A; (6) To resolve on the memorandum of understanding to be executed between the subsidiary of the Company, TIM S.A., and Telefônica Brasil S.A.; (7) To resolve on the agreement(s) for the supply of services of Radio Access Network (“RAN”); and (8) To resolve on the agreements for the supply of services between the subsidiary of the Company, TIM S.A., and Almaviva do Brasil Telemarketing e Informática Ltda. and AEC Centro de Contatos S.A.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

DECEMBER 19th, 2019

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on December 19th, 2019, as per Mr. Gesner Oliveira’s report, Coordinator of the CAE.

(2) Acknowledged on the absence of meetings held by the Control and Risks Committee (“CCR”) since the last report made by Mr. Herculano Aníbal Alves, Chairman of the CCR.

(3) Approved based on the Section 46, paragraph 3, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$247,747,058.82 (two hundred and forty-seven million, seven hundred and forty-seven thousand, fifty-eight Reais and eighty-two cents) as Interest on Shareholders’ Equity ("IE"), at R$0.102338266 (zero point one, zero, two, three, three, eight, two, six, six Reais) of gross value per share. The payment will be made by January 31st, 2020, without the application of any monetary restatement index, considering the date of January 17th, 2020 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

(4) Acknowledged on the status of the Company’s financial operations and approved the execution of loan operation with FNE’s (Fundo Constitucional de Financiamento do Nordeste) funds, to be executed between the subsidiary of the Company, TIM S.A., and Banco do Nordeste do Brasil S.A. (“BNB”), to the financing of investments in northeast region. The amount of credit of the referred agreement is up to R$752,478,933.18 (seven hundred and fifty-two million, four hundred and seventy-eight thousand, nine hundred and thirty-three Reais and eighteen cents) with the cost of Índice Geral de Preços ao Consumidor Amplo (“IPCA”) + up to 2.10% per year and term up to 8 (eight) years. As a result of the execution of this agreement, the Board of Directors also approved: (i) the payment of the fare of analysis the economic and financial viability of projects (Tarifa de Análise de Viabilidade Econômico-Financeira de Projetos) up to R$500,000.00 (five hundred thousand Reais); (ii) the execution of bank guarantees by the subsidiary of the Company, TIM S.A., on behalf of BNB as a precedent condition for the operation’s disbursement, to cover of 100% (one hundred percent) of any financing’s residual balance, to be given by a bank to be defined between the Company and BNB; (iii) the creation of a liquidity fund focused on receivables equal to the amount of 5% (five percent) of the value effectively disbursed, as will be detailed in the financing agreement to be executed between the subsidiary of the Company, TIM S.A., and BNB; and (iv) the execution of swap operations’ agreements, at any time, during the life of the agreement, in order to hedge the interest rate risk. All Officers and attorneys in fact of the Company and its subsidiary, TIM S.A., the last one after the resolution of the competent corporate body, are authorized to perform all acts and take all necessary and required steps, for the execution of the loan agreement and related documents to the operation herein referred.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

DECEMBER 19th, 2019

(5) Approved (i) the execution of foreign currency loan (Law n° 4.131, of September 3rd, 1962) in the amount, in national currency, equal up to R$800,000,000.00 (eight hundred million Reais), to be executed by the subsidiary of the Company, TIM S.A., for the term of a year and half and with the final cost, equal or lesser than 115% CDI or CDI + 0.75% per year; and (ii) the execution of the respective swap agreement, to be executed by the subsidiary of the Company, TIM S.A., in order to hedge the interest rate risk. As a result of the execution of this agreement, the Board of Directors also approved the execution of a guarantee by the Company related to the loan agreement and the execution of a promissory note by the subsidiary of the Company, TIM S.A., with the endorsement of the Company in the amount up to 120% (one hundred and twenty percent) of the loan agreement value. The agreements may be executed with one or more banks, up to the limit here established, and may or not occur depend on the market conditions, based on the presented and filed material. All Officers and attorneys in fact of the Company and its subsidiary, TIM S.A., the last one after the resolution of the competent corporate body, are authorized to perform all acts and take all necessary and required steps, for the execution of the loan agreement and related documents to the operation herein referred. This authorization shall be valid for the next 6 (six) months.

(6) Approved the implementation of two transfer-of-rights agreements between the subsidiary of the Company, TIM S.A., and Telefônica Brasil S.A., for sharing 2G, 3G and 4G mobile network infrastructure, following up the negotiations initiated with the signing of the Memorandum of Understanding (MOU), and communicated to the market in July 23rd, 2019. The agreements herein approved are still subject to communication and prior approval by the National Telecommunications Agency - ANATEL and the Administrative Council for Economic Defense - CADE.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

DECEMBER 19th, 2019

(7) Approved the execution of agreements and amendments to the acquisition of goods and services related to the Radio Access Network (“RAN”), according to the technical, financial and commercial conditions presented by Messrs. Bruno Gentil, Business Support Officer, Leonardo de Carvalho Capdeville, Chief Technology Information Officer, Marco Di Costanzo, representative of the Network Development area, and Leonardo Ketmaier, representative of the Procurement area.

(8) Approved the amendments to the agreements for the supply of services of call center between the subsidiary of the Company, TIM S.A., and Almaviva do Brasil Telemarketing e Informática Ltda. and AEC Centro de Contatos S.A.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Carlo Nardello, Eisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, and Raimondo Zizza.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 19th, 2019.

JAQUES HORN

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 19, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.